UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   VOLKE, CARL E
   10 GOLDEN SUNSET CIRCLE


   THE WOODLANDS, TX  77381
2. Issuer Name and Ticker or Trading Symbol
   SEAGULL ENERGY CORPORATION (SGO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
   ###-##-####
4. Statement for Month/Year
   09/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President, Administration
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                  09/16/98    M        860           A  $6.3125      5,942          D  Direct
Common Stock                                                                                     12,678         I  401(k) Plan
Common Stock                                                                                     5,064          I  ESOP

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $6.3125         09/16/98       M                          860                           09/20/98
(right to buy)
Non-Qualified Stock Option     $11.6875        09/16/98       A     V   11,000                            (1)          07/15/08
(right to buy)
Non-Qualified Stock Option     $16.5000        07/15/98       A     V   11,000                            (2)          07/15/08
(right to buy)
Non-Qualified Stock Option     $16.5000        09/16/98       D (3) V                    11,000           (1)          07/15/08
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     09/16/98  Common Stock                   860                       0             D   Direct
(right to buy)
Non-Qualified Stock Option     09/16/98  Common Stock                   11,000                    11,000        D   Direct
(right to buy)
Non-Qualified Stock Option     07/15/98  Common Stock                   11,000                                  D   Direct
(right to buy)
Non-Qualified Stock Option     09/16/98  Common Stock                   11,000                    0             D   Direct
(right to buy)

Explanation of Responses:

(1)
The reported transaction involved the repricing of an existing option which was originally granted on July 15, 1998 and which provided for vesting in four equal annual installments beginning one year from date of grant.  The vesting terms were not amended at the time of repricing nor was the term of the grant which is ten years from the original date of grant.
(2)
The option, which represents a right-to-buy, vests in four equal annual installments beginning one year from date of grant.
(3)
Cancellation of option dated July 15, 1998 in connection with grant of replacement option.

SIGNATURE OF REPORTING PERSON
/S/ By: Sylvia Sanchez
    For: Carl E. Volke
DATE